HEMISPHERE ENERGY ANNOUNCES A 61% INCREASE IN 2014 RESERVES

TSX-V: HME

Vancouver, British Columbia, March 11, 2015 – Hemisphere Energy Corporation ("Hemisphere") (TSX-V: HME) is pleased to announce highlights from its independent reserves evaluation as at December 31, 2014 in accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities ("NI 51-101").

In 2014 Hemisphere completed its busiest development year to-date, drilling and placing on production 10 horizontal oil wells in Atlee Buffalo and 2 horizontal oil wells in Jenner. This activity resulted in a 61% growth in Proved plus Probable reserves and a 74% increase in Proved Developed Producing reserves. Despite the decrease in oil prices, Hemisphere achieved a substantial increase in the net present value of its reserves through its successful drilling programs. Atlee Buffalo, which was acquired in late 2013, contributed significant production and reserve growth during its first phase of development, setting up future growth opportunities in the area.

2014 Reserve Highlights

  Increased Proved plus Probable reserves by 61% to 3,337.5 Mboe (88% oil & NGL).

  Increased the value of Proved plus Probable reserves by 64% to $62.5 MM (NPV10 BT).

  Increased Proved reserves by 72% to 2,193.1 Mboe (88% oil & NGL).

  Increased the value of Proved reserves by 64% to $40.3 MM (NPV10 BT).

  Increased Proved Developed Producing reserves by 74% to 1,095.2 Mboe.

  Increased the value of Proved Developed Producing reserves by 84% to $25.6 MM (NPV10 BT).

  Proved Developed Producing reserves represent 50% of total Proved reserves on a reserve basis and 63% on a value basis (NPV10 BT).

  Proved reserves represent 66% of the total Proved plus Probable reserves on a reserve basis and 65% on a value basis (NPV10 BT).

  Achieved finding, development and acquisition costs, including the change in future development capital, of $24.72 per boe on Proved reserve additions, and $18.56 per boe on Proved plus Probable reserve additions.

  On a per share basis (basic), increased Proved plus Probable reserves by 31% and Proved reserves by 40%.

The reserves data set forth below is based upon an independent reserves evaluation prepared by McDaniel & Associates Consultants Ltd. ("McDaniel") with an effective date of December 31, 2014 (the "McDaniel Report"). The following presentation summarizes Hemisphere's crude oil, natural gas liquids and natural gas reserves and the net present values before income tax of future net revenue for Hemisphere's reserves using forecast prices and costs based on the McDaniel Report. The McDaniel Report has been prepared in accordance with definitions, standards, and procedures contained in the Canadian Oil and Gas Evaluation Handbook and NI 51-101.

All evaluations and reviews of future net cash flows are stated prior to any provisions for interest costs or general and administrative costs and after the deduction of estimated future capital expenditures for wells to which reserves have been assigned. It should not be assumed that the estimates of future net revenues presented in the tables below represent the fair market value of the reserves. There is no assurance that the forecast prices and cost assumptions will be attained and variances could be material. The recovery and reserve estimates of our crude oil, natural gas liquids and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, natural gas and natural gas liquids reserves may be greater than or less than the estimates provided herein. Reserves included herein are stated on a gross basis (working interest reserves before royalty deductions) unless otherwise noted. McDaniel pricing assumptions from their January 1, 2015 internal forecast are summarized below. All amounts are expressed in Canadian dollars unless otherwise noted. Due to rounding, certain columns may not add exactly.

Summary of Reserves(1)

	Heavy Oil	Natural Gas	NGL	Total
Reserves Category	(Mbbl)	(MMcf)	(Mbbl)	(Mboe)
Proved
Developed Producing	930.0	969.0	3.8	1,095.2
Developed Non-Producing	185.3	148.7	-	210.1
Undeveloped	820.2	405.6	-	887.8
Total Proved	1,935.5	1,523.4	3.8	2,193.1
Probable	1,007.9	812.1	1.1	1,144.3
Total Proved Plus Probable	2,943.3	2,335.4	4.9	3,337.5

Note:
(1) Gross reserves are working interest reserves before royalty deductions.

Summary of Net Present Value(1)

	Net Present Value of Future Net Revenue, Before Tax
Reserves Category		Discounted at (% per Year)
(M$, except per share amount)	0%	5%	10%
Proved
Developed Producing	32,245.1	28,546.5	25,571.7
Developed Non-Producing	4,844.9	4,295.3	3,822.6
Undeveloped	17,609.3	13,883.2	10,930.9
Total Proved	54,699.2	46,725.0	40,325.2
Probable	38,429.2	28,747.6	22,153.6
Total Proved Plus Probable	93,128.4	75,472.6	62,478.8
Per basic share	$1.24	$1.00	$0.83

Note:
(1) Based on McDaniel December 31, 2014 forecast prices.

2 | P a g e

Future Development Costs ("FDC")

The following summarizes the development costs deducted in the estimation of future net revenue attributable to Proved reserves and Proved plus Probable reserves (using forecast prices and costs only).

	Forecast Prices and Costs
		Proved Plus
	Proved	Probable
(M$)	Reserves	Reserves
2015	8,065	8,221
2016	10,765	13,764
2017	-	1,098
Total Undiscounted	18,831	23,083

2014 Finding, Development and Acquisition ("FD&A") Costs(1)

	2014
		Proved Plus
	Proved	Probable
	Reserves	Reserves
FD&A Costs, including FDC
Exploration and development capital expenditures (M$)(2)(3)	20,212	20,212
Acquisitions (M$)	635	635
Total change in FDC (M$)	8,179	7,306
Total FD&A capital, including change in FDC (M$)	29,026	28,153
Reserve additions, including revisions (Mboe)	1,157	1,496
Acquisitions (Mboe)	17	21
FD&A costs, including FDC ($/boe)	24.72	18.56
Notes:
(1)	Financial information is per Hemisphere’s preliminary unaudited financial statements for the year ended December 31, 2014 and is therefore subject to audit and may be revised.
(2)

The aggregate of the exploration and development costs incurred in the financial year and change during that year in estimated future development costs generally will not reflect total finding and development costs related to reserve additions for that year.

(3)	The capital expenditures also exclude capitalized administration costs.

Summary of McDaniel Pricing as of January 1, 2015

	Oil			Natural Gas	NGL
			Western		Edmonton
		Edmonton	Canadian	Alberta	Condensate				US/Cdn
	WTI	Light	Select	AECO Spot	and Natural	Edmonton	Edmonton		Exchange
Year	Crude Oil	Crude Oil	Crude Oil	Price	Gasolines	Butanes	Propane	Inflation	Rate
	($US/bbl)	($Cdn/bbl)	($Cdn/bbl)	($Cdn/MMBtu)	($Cdn/bbl)	($Cdn/bbl)	($Cdn/bbl)	(%)	($US/$Cdn)
2015	65.00	68.60	57.60	3.50	72.60	52.80	26.10	2.0	0.86
2016	75.00	83.20	69.90	4.00	87.30	67.00	36.50	2.0	0.86
2017	80.00	88.90	74.70	4.25	93.10	71.60	44.50	2.0	0.86
2018	84.90	94.60	79.50	4.50	98.80	76.20	49.30	2.0	0.86
2019	89.30	99.60	83.70	4.70	103.90	80.30	51.80	2.0	0.86
2020	93.80	104.70	87.90	5.00	109.10	84.40	54.70	2.0	0.86
2021	95.70	106.90	89.80	5.30	111.40	86.10	56.20	2.0	0.86
2022	97.60	109.00	91.60	5.50	113.60	87.80	57.50	2.0	0.86
2023	99.60	111.20	93.40	5.70	115.90	89.60	58.90	2.0	0.86
2024	101.60	113.50	95.30	5.90	118.30	91.50	60.30	2.0	0.86
2025	103.60	115.70	97.20	6.00	120.60	93.20	61.50	2.0	0.86
2026	105.70	118.00	99.10	6.10	123.00	95.10	62.70	2.0	0.86
2027	107.80	120.40	101.10	6.25	125.50	97.00	64.00	2.0	0.86
2028	110.00	122.80	103.20	6.35	128.00	99.00	65.20	2.0	0.86
2029	112.20	125.30	105.30	6.50	130.60	101.00	66.60	2.0	0.86
Thereafter	Escalation Rate of 2%/year							2.0	0.86

In addition to the information disclosed in this news release, more detailed information will be included in Hemisphere's 2014 Annual Information Form which will be available on SEDAR at www.sedar.com and Hemisphere’s website at www.hemisphereenergy.ca by April 30, 2015.

About Hemisphere Energy Corporation

Hemisphere Energy Corporation is a producing oil and gas company focused on developing conventional oil assets with low risk drilling opportunities. Hemisphere plans continual growth in production, reserves and cash flow by drilling existing projects and executing strategic acquisitions. Hemisphere trades on the TSX Venture Exchange as a Tier 1 issuer under the symbol “HME”.

For further information, please contact:
Don Simmons, President & Chief Executive Officer
Telephone: (604) 685-9255
Email: info@hemisphereenergy.ca

Scott Koyich, Investor Relations
Telephone: (403) 619-2200
Email: scott@briscocapital.com

Website: www.hemisphereenergy.ca

Forward-looking Statements

This news release contains "forward-looking statements" that are based on Hemisphere's current expectations, estimates, forecasts and projections. These forward-looking statements include statements regarding Hemisphere's outlook for our future operations, plans and timing for the commencement or advancement of exploration and development activities on our properties, and other expectations, intention and plans that are not historical fact. The words "estimates", "projects", "expects", "intends", "believes", "plans", or their negatives or other comparable words and phrases are intended to identify forward-looking statements. Such forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Many of these factors are beyond the control of Hemisphere. Consequently, all forward-looking statements made in this news release are qualified by this cautionary statement and there can be no assurance that actual results or developments anticipated by Hemisphere will be realized. For the reasons set forth above, investors should not place undue reliance on such forward-looking statements. Hemisphere disclaims any intention or obligation to update or revise forward-looking information, whether as a result of new information, future events or otherwise.

As defined in NI 51-101, proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves. Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

A barrel of oil equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf:1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Definitions and abbreviations

bbl	barrel of oil	M$	thousand dollars
Mbbl	thousands of barrels	MM	million
boe	barrel of oil equivalent	NPV10	Net Present Value discounted at 10%, before tax
BT
Mboe	thousands of barrels of oil equivalent
MMcf	million cubic feet
NGL	natural gas liquids

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